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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (ANNUAL FILING)


                               ANGEION CORPORATION
                                (Name of Issuer)


                                     COMMON
                         (Title of Class of Securities)


                                    03462H10
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
---------------------------------------------                           -----------------------------------
CUSIP No. 03462H10                                      13G                      Page   2   of   5
---------------------------------------------                           -----------------------------------

---------------- ------------------------------------------------------------------------------------------

1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Chancellor LGT Asset Management, Inc. (94-2259541) and Chancellor LGT Trust Company
                 (52-1576922), as Investment Advisers for various fiduciary accounts and LGT Asset
                 Management, Inc. (94-303766) as the holding company for Chancellor LGT Asset Management,
                 Inc.
---------------- ------------------------------------------------------------------------------------------

2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                     (a)/X/
                                                                                                    (b)/ /O
---------------- ------------------------------------------------------------------------------------------

3                SEC USE ONLY

---------------- ------------------------------------------------------------------------------------------

4                CITIZENSHIP OR PLACE OF ORGANIZATION

                          Chancellor LGT Asset Management, Inc. - California
                          Chancellor LGT Trust Company - New York
                          LGT Asset Management, Inc. - California

------------------------ ------ ---------------------------------------------------------------------------

   NUMBER OF SHARES      5      SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                   2,209,200 shares
         WITH
                         ------ ---------------------------------------------------------------------------

                         6      SHARED VOTING POWER

                                                  - 0 -
                         ------ ---------------------------------------------------------------------------

                         7      SOLE DISPOSITIVE POWER

                                         2,209,200 shares
                         ------ ---------------------------------------------------------------------------

                         8      SHARED DISPOSITIVE POWER

                                                  - 0 -

---------------- ------------------------------------------------------------------------------------------

9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,209,200 shares
---------------- ------------------------------------------------------------------------------------------

10               CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------------- ------------------------------------------------------------------------------------------

11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   6.70 %
---------------- ------------------------------------------------------------------------------------------

12               TYPE OF REPORTING PERSON*

                                   HC, BK, IA
---------------- ------------------------------------------------------------------------------------------

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CUSIP No. 03462H10                                             Page   3   of   5

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13G


Item 1.  Security and Issuer

         (a) ANGEION CORPORATION (the "Company")

         (b)       Address: 3650 ANNAPOLIS LANE
                            MINNEAPOLIS, MN 55447-5434




Item 2.  Identity and Background

         (a) This Schedule 13G is being filed by (i) Chancellor LGT Asset Management, Inc., a California Corporation, whose principal business is providing investment advisory services to registered investment companies and institutional investors, (ii) its wholly owned subsidiary, Chancellor LGT Trust Company, a New York State chartered trust company whose principal business is providing institutional investment management services and (iii) LGT Asset Management, Inc., the holding company for Chancellor LGT Asset Management, Inc. Chancellor LGT Asset Management, Inc. is a wholly owned subsidiary of LGT Asset Management, Inc. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

         (b) The address of the principal place of business of Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company is: 1166 Avenue of the Americas, New York, New York 10036. The address of the principal place of the holding company, LGT Asset Management, Inc. is 50 California Street, San Francisco, CA 94111.

         (c) Chancellor LGT Asset Management, Inc. is a California Corporation. Chancellor LGT Trust Company is a New York State chartered trust company. LGT Asset Management, Inc. is a California Corporation.

         (d) Common Stock.

         (e) CUSIP Number: 03462H10

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (h) /X/ Group, in accordance with Rule 13d-1(b)(i)(ii)(H).
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CUSIP No. 03462H10                                             Page   4   of   5
Item 4.  Ownership

         (a) For the month ended DECEMBER 31, 1997, the aggregate number of shares of the Company's common stock beneficially owned by Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company, as investment advisers for various fiduciary accounts and LGT Asset Management, Inc., as the holding company is 2,209,200 shares.

         (b) Percent of Class: 6.70 based upon 32,955,000 shares outstanding.

         (c) Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company, as investment advisers for various fiduciary accounts, have sole power to vote or to direct to vote, and sole power to dispose of or to direct the disposition of, all of the shares reported in this statement. Chancellor LGT Asset Management, Inc. is a wholly owned subsidiary of LGT Asset Management, Inc. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

Item 5.  Ownership of Five Percent or Less

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company are investment advisers for various fiduciary accounts which are entitled to receipt of dividends and to proceeds of the sale of the shares reported in this Statement. The ownership interest of any such account does not relate to more than five percent of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of a Group

         See attached Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable.
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CUSIP No. 03462H10                                             Page   5   of   5
Item 10.  Certification

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 6, 1998


Signatures:

                           Chancellor LGT Asset Management, Inc.
                                    as Investment Adviser


                           By:/s/   Roberta Moore
                              ---------------------------
                                    Roberta Moore



                           Chancellor LGT Trust Company
                                    as Investment Adviser


                           By:/s/   Roberta Moore
                              ---------------------------
                                    Roberta Moore



                           LGT Asset Management, Inc.
                                    as Holding Company


                           By:/s/   Roberta Moore
                              ---------------------------
                                    Roberta Moore